UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

               [X] FORM 10-K [ ] FORM 20-F [ ] FORM 11-K [ ] FORM 10-Q


For Period Ended: December 31, 1994 . . . . .    SEC FILE NUMBER 000-09419
                                                       CUSIP NUMBER 739272 20 1
[X] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

FOR PERIOD ENDED:                   SEPTEMBER 30, 1999

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-K

Part I - Registrant Information

         FULL NAME OF REGISTRANT                   POWER EXPLORATION, INC.

         FORMER NAME IF APPLICABLE                 N/A

         Address of Principal Executive Office:
                  5416 Birchman Avenue
                  Fort Worth, Texas 76107

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The  subject  annual  report,  semi-annual  report, transition report on From 10-K, Form 2-F, 11- F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


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         (c)      The  accountant's  statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

         During the fourth quarter of 1999, the Company was involved in extensive and time consuming negotiations for the acquisition of approximately 32 sets of oil leases, representing mineral rights to approximately two hundred forty (240) producing oil wells, as well as approximately 39 injection wells, in the Corsicana Shallow Field, Navarro County, Texas. As a result of the demands on Management's time during the negotiations and finalization of the contracts for acquisition of these oil properties, the Company did not have sufficient available personnel to prepare a timely filing.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

          JOE BILL BENNETT             PRESIDENT            (817) 377-4464
          ----------------------------------------------------------------------
          (Name)                        (Title)           (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).

                                                    (X) Yes  ( )  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    ( ) Yes  (X ) No

                  If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made Corporate offices and management changes.

                           N/A


                             POWER EXPLORATION, INC.
                             -----------------------
                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


DATE:      DECEMBER 28, 1999            BY:      /S/ JOE BILL BENNETT, PRESIDENT
          --------------------------    ----------------------------------------
                                        Name: Joe Bill Bennett
                                        Title:    President